Exhibit 99.1

Company announcement — No. 7/2019

Zealand Pharma increases its share capital as a consequence of a new issue of shares

•                  Zealand Pharma A/S’ board of directors has exercised an authorization granted by its extraordinary general meeting, to increase Zealand Pharma A/S’ share capital by issuing 802,859 new shares to Alexion Pharmaceuticals, Inc. for an aggregate subscription price of USD 15 million

Copenhagen, Denmark, March 20, 2019 —Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL), a Copenhagen-based biotechnology company focused on the discovery and development of innovative peptide-based medicines, today jointly announced with Alexion Pharmaceuticals, Inc. a collaboration to discover and develop novel peptide therapeutics for complement-mediated diseases. The agreement, as announced in Company Announcement no. 6/2019 on March 20, 2019, provides Alexion with exclusive worldwide licenses, as well as development and commercial rights, for one pre-clinical target and up to three additional targets within the complement pathway. In addition, Zealand Pharma will receive upfront payment of $25 million and an equity investment of $15 million, described further below, with potential for additional milestone and royalty payments.

USD 15 million equity investment by Alexion Pharmaceuticals, Inc.

As part of the agreement, Alexion Pharmaceuticals, Inc. will invest USD 15 million in Zealand to subscribe for 802,859 new shares each with a nominal value of DKK 1, at a subscription price of USD 18.68 per new share (approximately DKK 123). Zealand’s board of directors has, in accordance with article 7.1 of Zealand’s articles of association, exercised an authorization granted by Zealand’s extraordinary general meeting to increase the share capital.

Following the registration of the new shares with the Danish Business Authority, Zealand’s share capital amounts to DKK 31,661,686 divided into 31,661,686 shares with a nominal value of DKK 1 each.

The new shares rank pari passu with Zealand’s existing shares and carry the same dividend and other rights. Each new share carries one vote at Zealand’s general meetings. Zealand only has one class of shares.

For further information, please contact:

Adam Steensberg, Interim Chief Executive Officer,
Executive Vice President and Chief Medical & Development Officer
Tel: +45 50 60 36 01, e-mail: ast@zealandpharma.com

Mats Blom, Executive Vice President, Chief Financial Officer

Tel.: +45 31 53 79 73, e-mail: mabl@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by

Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.